October 2, 2024

M. Andrew Franklin
Chief Executive Officer
CEDAR REALTY TRUST, INC.
2529 Virginia Beach Blvd.
Virginia Beach, Virginia 23452

       Re: CEDAR REALTY TRUST, INC.
           Schedule TO-I filed September 25, 2024
           Schedule TO-I/A filed September 26, 2024
           File No. 5-38070
Dear M. Andrew Franklin:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your filing.

Schedule TO-I filed on September 25, 2024, as amended on September 26, 2024 General

1. The initial Schedule TO-I was filed on September 25, 2024 and was amended the next day, on September 26, 2024, to change the increments security holders may elect when tendering from $0.10 to $0.05 per share of Series C Preferred. A new Letter of
       Transmittal was filed with the September 26, 2024 amendment. Please advise whether and how an amendment was disseminated to target holders to reflect this revision, and whether and how the revised Letter of Transmittal was disseminated. It appears that tenders made using the original Letter of Transmittal must be discarded. Advise how you will inform target security holders of this fact and ensure that they are not used.
2. The press release dated September 25, 2024 and filed under cover of Schedule TO-
       C announces the offer but states that it has not yet commenced. It does not appear that
       Cedar Realty commenced this offer by means of a summary advertisement, and while a
 October 2, 2024
Page 2

       Schedule TO-I was filed September 25, 2024, it was amended the following day. An offer must remain open for at least 20 business days (defined in Rule 13e-4(a)(3)) from the date of commencement (defined in Rule 13e-4(a)(4)). We further note that your offer is scheduled to expire at 5:00 pm on October 24, 2024. Please advise what day you view as commencement for purposes of this offer and explain how you have complied with the requirement in Rule 13e-4(f)(1)(i) to hold the offer open for at least 20 business days from the date it is first "published sent or given" to target security holders. Your response should take into account that security holders were not provided with the corrected Letter of Transmittal until sometime after September 26, 2024 and that October 14, 2024 is a federal holiday.
Conditions of the Offer, page 22

3. We note that the condition in the first bullet on page 23 will be triggered by "the commencement of a war, armed hostilities or other similar national or international calamity, directly or indirectly involving the United States" (emphasis added) without any materiality qualifier on the gravity of such an event, without requiring any connection between such an event and the Offer, and without limiting the event to one directly involving the United States. In addition, it is unclear what current wars, which may trigger the condition upon a "material escalation or worsening threat," are included in this condition. For example, we note the recent escalation of hostilities in Israel, including the recent attack by Iran on that country. Please revise the broad wording of this offer condition to clarify its scope, in light of recent events, and to avoid illusory offer concerns under Section 14(e) of the Exchange Act and Regulation 14E thereunder.
4. The last paragraph in this section also states that "[o]ur failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time." This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. When an offer condition is "triggered," a bidder must notify subject security holders promptly whether it intends to waive that condition and proceed with the offer or assert the condition and terminate the offer. Please revise this disclosure accordingly.
Certain Information Concerning Us, page 24

5. We note your statement in this section that "[t]he Company incorporates by reference [...]
       any filings on or after the date hereof that the Company makes with the SEC..." Schedule
       TO does not specifically permit "forward incorporation" of documents to be filed in the future. Rather, you must amend your document to specifically list any such filings. Please revise.
6. We note your statement in this section that you incorporate by reference the Current
       Reports on Form 8-K filed on January 24, 2024 and September 16, 2024, but do not incorporate the Form 8-K filed on September 25, 2024, which you list as an exhibit under
       Item 12 of your Schedule TO-I. Please advise or revise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 October 2, 2024
Page 3

      Please direct any questions to Brian Soares at 202-551-3690 or Christina Chalk at 202-
551-3263.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Mergers &
Acquisitions